[Voya Letterhead]

January 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (File No. 811-07651) (on behalf of Voya Global Value Advantage Portfolio)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”), for Voya Variable Portfolios, Inc. (“Registrant”) (File No. 333-200572). This Pre-Effective Amendment is being filed in connection with the reorganization of Voya Global Resources Portfolio, a series of Voya Investors Trust, (“Acquired Fund”) with and into Voya Global Value Advantage Portfolio, a series of the Registrant, (“Acquiring Fund”) in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

Pursuant to Rule 461 under the Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Act.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 480- 477-2666 or Corey Rose of Dechert LLP at 202-261-3314.

Very truly yours,

/s/ Huey P. Falgout

Huey P. Falgout

Secretary

Voya Variable Portfolios, Inc.

Attachments

20557855.1